Item 77D

THE SMALL CAP FUND, INC.

On November 13, 2001, the Board approved a change in the investment policy of the Fund to comply with Investment Company Act Rule 35d-1. On December 31, 2001, the Fund adopted the following investment policy:

Under normal circumstances, the Fund invests at least 80% of its assets, at the time we purchase the security, in the equity securities of US smaller capitalization companies.

The investment advisor defines the small capitalization equity securities universe as the bottom 20% of the total domestic equity market capitalization (at the time of investment), using a minimum market capitalization of $10 million. The Fund will notify stockholders at least 60 days prior to any change to its 80% investment policy.